UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

April 3, 2002

Bart S. Goldstein
Paul, Weiss, Rifkind, Wharton & Garrison
1285 Avenue of the Americas
New York, NY 10019-6064

Re: Fab Industries, Inc.
Incoming letter dated February 15, 2002

Dear Mr. Goldstein:

This is in response to your letter dated February 15, 2002 concerning the shareholder proposal submitted to Fab Industries by Gary Sample. We also have received a letter from the proponent dated February 20, 2002. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

Enclosures

cc: Gary Sample
224 N. Duke Street
Lancaster, PA 17602

PAUL, WEISS, RIFKIND, WHARTON & GARRISON

1285 AVENUE OF THE AMERICAS
NEW YORK, NEW YORK 10019-6064

TELEPHONE (212) 373-3000
FACSIMILE (212) 757-3990

LLOYD K. GARRISON (1946-1991)
RANDOLPH E. PAUL (1946-1956)
SIMON H. RIFKIND (1950-1995)
LOUIS S. WEISS (1927-1950)
JOHN F. WHARTON (1927-1977)

1615 L STREET, NW
WASHINGTON, DC 20036-5694
TELEPHONE (202) 223-7300
FACSIMILE (202) 223-7420

62, RUE DU FAUBOURG SAINT-HONORÉ
75008 PARIS, FRANCE
TELEPHONE (33 1) 53 43 14 14
FACSIMILE (33 1) 53 43 00 23

FUKOKU SEIMEI BUILDING
2-2 UCHISAIWAICHO 2-CHOME
CHIYODA-KU, TOKYO 100-0011, JAPAN
TELEPHONE (81-3) 3597-8101
FACSIMILE (81-3) 3597-8120

2918 CHINA WORLD TOWER II
NO. 1 JIANGUOMENWAI DAJIE
BEIJING, 100004
PEOPLE'S REPUBLIC OF CHINA
TELEPHONE (86-10) 6505-6822
FACSIMILE (86-10) 6505-6830

12TH FLOOR, HONG KONG CLUB BUILDING
3A CHATER ROAD, CENTRAL
HONG KONG
TELEPHONE (852) 2536-9933
FACSIMILE (852) 2536-9622

ALDER CASTLE
10 NOBLE STREET
LONDON EC2V 7JU, U.K.
TELEPHONE (44 20) 7367 1600
FACSIMILE (44 20) 7367 1650

WRITER'S DIRECT DIAL NUMBER

212-373-3180

WRITER'S DIRECT FACSIMILE

212-492-0180

WRITER'S DIRECT E-MAIL ADDRESS

bgoldstein@paulweiss.com

February 15, 2002

Via Federal Express

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Fab Industries, Inc. - Request for No-Action Advice Concerning Shareholder Proposal

Dear Sir or Madam:

We are counsel for Fab Industries, Inc. (the "Company"), a Delaware corporation in the domestic textile industry. On behalf of the Company, we respectfully request that the Commission confirm that it will not recommend any enforcement action if the shareholder proposal attached hereto as Exhibit A (the "Proposal") is omitted from the Company's proxy materials for its 2002 annual meeting of stockholders. The Company intends to omit the Proposal from its 2002 proxy materials pursuant to Rule 14a-8(i)(10) under the Securities Exchange Act of 1934, as amended (the "Act").

The Proposal, submitted to the Company by Mr. Gary Sample in November 2001, requests that the Board of Directors, "initiate and complete the steps necessary to achieve a sale, merger, management buyout or other restructuring of [the Company] on terms that will maximize and realize shareholder value as promptly as possible." Rule 14a-8(i)(10) of the Act provides that a company may exclude from its proxy materials a shareholder proposal that the company has already "substantially implemented."

On December 5, 2001, in order to maximize stockholder value in light of the current economic environment and continued weakness in the domestic textile industry, the Company's Board of Directors met and unanimously resolved to pursue a sale of its business pursuant to a plan of liquidation and dissolution (the "Plan"). The Board of Directors is currently adopting a written version of the Plan and will present the Plan for approval by stockholders at its next annual meeting, which is expected to occur in April 2002. The Plan will provide for an initial distribution of a portion of the Company's cash promptly after stockholder approval, to be followed by a sale of the business, subsequent distributions to stockholders and the winding up of the Company's business and affairs.

Since the Board of Directors is taking the necessary steps to adopt the Plan, the Board of Directors has accomplished what the Proposal requests. Hence, the Board's approval of the Plan will clearly substantially implement the Proposal and render the Proposal moot. The Company's proxy statement in connection with its 2002 annual meeting will submit the Plan for the approval of the Company's stockholders and further describe for stockholders the background of the Plan, as well as the Board of Directors' reasons for approving the Plan. Inclusion of the Proposal in the proxy statement would be confusing for stockholders and create the anomalous situation of the Proposal requesting the Board of Directors to take certain actions which, in fact, the Board will have already taken in considering and approving the Plan.

The Staff has also relied on such reasoning in certain substantially similar cases to conclude that a registrant could omit a shareholder proposal pursuant to Rule 14a-8(i)(10) of the Act (and its predecessor) because the proposal had been rendered moot by the approval of a plan of merger by the registrant's board of directors. See *Excalibur Technologies Corporation* (May 11 and June 1, 2000); *First Essex Bancorp* (March 7, 1990); and *Charter Medical Corporation* (July 15, 1988). Accordingly, the Company believes that it may omit the Proposal in reliance on Rule 14a-8(i)(10) of the Act.

Pursuant to Rule 14a-8(j)(2) of the Act, enclosed please find five additional copies of this letter and the attachment. A copy of this letter is also being sent via overnight mail to the proponent shareholder. If any member of the Staff would like any further information concerning this matter, he or she should feel free to telephone the undersigned at 212-373-3180.

Very truly yours,

Bart S. Goldstein

Enclosure

cc: **(via Federal Express and facsimile)**

Mr. Gary Sample
224 N. Duke Street
Lancaster, PA 17602

Samson Bitensky, Fab Industries, Inc.

RESOLVED, that the shareholders of FAB INDUSTRIES present or voting by proxy at the 2002 annual meeting hereby recommend to the Board of Directors that such Board initiate and complete the steps necessary to achieve a sale, merger, management buyout or other restructuring of FAB INDUSTRIES on terms that will maximize and realize shareholder value as promptly as possible.

SUPPORTING STATEMENT

I believe the value that may be achieved for stockholders of FAB INDUSTRIES by a corporate form event or action is significantly greater than the current market price of our common stock.

Consider the following financials of our company keeping in mind this proposal was submitted to management before December 1, 2001:

1. Tangible book value per share was $23.74 as of September 1, 2001. That value consisted of cash and short term investments of $88,287,000 or $16.92 per share. Current working capital was $105,640,000 or $20.24 per share.

2. The market price of the common stock on November 26, 2001 was $12.95 per share. THIS STOCK IS NOT EVEN TRADING AT ITS CASH VALUE PER SHARE!

3. Management has taken sales from 156 million in fiscal 1996 to under 100 million in fiscal 2001. Can anyone calculate that annual growth rate?

4. Earnings per share were $1.51 in fiscal 1996 and four years later they registered $.57. In two of those five years "other income" surpassed operating income.

5. Return on shareholder equity was 6.5% in fiscal 1996 and 2.3% in 2000. This fact and the above points may be several reasons why on November 30, 1996 the stock closed at $26.75 per share and presently trades at $12.95.

6. The average annual return per year for the stock including dividends for a purchaser in November of 1996 is negative 7%.

I believe the Company's business and stock market record demonstrates management's apathy toward shareholder need for a competitive return on investment. There has been no statement from management in regard to any specific long term business plan for this Company. Due to the current condition of the industry, the long term viability of FAB is certainly in question. The redeployment of this company's assets must be seriously considered. If the present Board and management cannot maximize the return on stockholders' investment, the best interest of the majority FAB shareholders will be served by the sale, merger or other restructuring of our Company and I recommend that you vote "FOR" this proposal.

Gary L. Sample
224 N. Duke Street
Lancaster, PA 17602

February 20, 2002

VIA FEDERAL EXPRESS

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Fab Industries, Inc. (the "Company")
SEC File No. 1-5901
Shareholder Proposal

Dear Sir or Madam:

You have recently received a letter asking for a no-action ruling in response to a proposal which I have submitted to the Company. This request has been drafted and transmitted by the Company's legal counsel Paul, Weiss, Rifkind, Wharton & Garrison. A copy follows this letter. I write as the proponent to exercise a viewpoint in making sure you are not misled as to any determination you are called upon to make.

The Company claims their right to exclude pursuant to Rule 14a-8(i)(10) under the Securities and Exchange Act of 1934, as amended (the "Act"). This Rule allows for the exclusion of a proposal which has been "substantially implemented."

First, the Company purportedly will recommend to the shareholders that they vote for a plan of liquidation. They have implemented no final course of action. Second, proponent makes no statement in regard to corporate liquidation. In fact, this proposed liquidation may not gain shareholder approval. Should it be successful by a majority of the vote, the business may not be able to be sold as an ongoing entity while the Company's letter attempts to lead one to believe otherwise.

The proposal recommends and addresses other avenues of potential action which may have to be taken. In fact, liquidating the business may not maximize shareholder value. It is very well possible a merger or management buyout could reap larger proceeds for the majority shareholders. The proposal explores a vast menu of other options and the shareholders should be able to be heard by proxy.

The Company's citations *Excalibur Technologies Corporation* (May 11 and June 1, 2000), *First Essex Bancorp* (March 7, 1990) and *Charter Medical Corporation* (July 15, 1988) are a misdirected attempt at telling the Commission that apples are the same as pears. *Excalibur* deals with a definitive merger agreement at a stipulated price between same and Intel that was approved by both Boards. In this instance, the proponent asked for a merger, sale or liquidation.

In the case before you, I, the proponent, note that the Fab Board proposes to sell the business but makes no mention of a definitive agreement. Which means the Company may have to embark upon an alternative course recommended in my proposal. I have not requested shareholders to vote upon a liquidation but have widened the horizons to go beyond the purported corporate plan.

I stand ready and willing to provide additional information. You may reach me by voice at 717.393.1512 or by facsimile at 717.299.4859.

Sincerely yours,

Gary L. Sample

GLS:hbg
Enclosure
cc: Bart S. Goldstein, Esquire
Paul, Weiss, Rifkind, Wharton & Garrison
1285 Avenue of the Americas
New York, NY 10019-6064
(w/o enclosure)

PAUL, WEISS, RIFKIND, WHARTON & GARRISON

1285 AVENUE OF THE AMERICAS
NEW YORK, NEW YORK 10019-6064
TELEPHONE (212) 373-3000
FACSIMILE (212) 757-3990

WRITER'S DIRECT DIAL NUMBER

212-373-3180

WRITER'S DIRECT FACSIMILE

212-492-0180

WRITER'S DIRECT E-MAIL ADDRESS

bgoldstein@paulweiss.com

1615 L STREET, NW
WASHINGTON, DC 20036-5694
TELEPHONE (202) 223-7300
FACSIMILE (202) 223-7420

62, RUE DU FAUBOURG SAINT-HONORÉ
75008 PARIS, FRANCE
TELEPHONE (33 1) 53 43 14 14
FACSIMILE (33 1) 53 43 00 23

FUKOKU SEIMEI BUILDING
2-2 UCHISAIWAICHO 2-CHOME
CHIYODA-KU, TOKYO 100-0011, JAPAN
TELEPHONE (81-3) 3597-8101
FACSIMILE (81-3) 3597-8120

2918 CHINA WORLD TOWER II
NO. 1 JIANGUOMENWAI DAJIE
BEIJING, 100004
PEOPLE'S REPUBLIC OF CHINA
TELEPHONE (86-10) 6505-6822
FACSIMILE (86-10) 6505-6830

12TH FLOOR, HONG KONG CLUB BUILDING
3A CHATER ROAD, CENTRAL
HONG KONG
TELEPHONE (852) 2536-9933
FACSIMILE (852) 2536-9622

ALDER CASTLE
10 NOBLE STREET
LONDON EC2V 7JU, U.K.
TELEPHONE (44 20) 7367 1600
FACSIMILE (44 20) 7367 1650

February 15, 2002

Via Federal Express

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Fab Industries, Inc. - Request for No-Action Advice Concerning Shareholder Proposal

Dear Sir or Madam:

We are counsel for Fab Industries, Inc. (the "Company"), a Delaware corporation in the domestic textile industry. On behalf of the Company, we respectfully request that the Commission confirm that it will not recommend any enforcement action if the shareholder proposal attached hereto as Exhibit A (the "Proposal") is omitted from the Company's proxy materials for its 2002 annual meeting of stockholders. The Company intends to omit the Proposal from its 2002 proxy materials pursuant to Rule 14a-8(i)(10) under the Securities Exchange Act of 1934, as amended (the "Act").

The Proposal, submitted to the Company by Mr. Gary Sample in November 2001, requests that the Board of Directors, "initiate and complete the steps necessary to achieve a sale, merger, management buyout or other restructuring of [the Company] on terms that will maximize and realize shareholder value as promptly as possible." Rule 14a-8(i)(10) of the Act provides that a company may exclude from its proxy materials a shareholder proposal that the company has already "substantially implemented."

On December 5, 2001, in order to maximize stockholder value in light of the current economic environment and continued weakness in the domestic textile industry, the Company's Board of Directors met and unanimously resolved to pursue a sale of its business pursuant to a plan of liquidation and dissolution (the "Plan"). The Board of Directors is currently adopting a written version of the Plan and will present the Plan for approval by stockholders at its next annual meeting, which is expected to occur in April 2002. The Plan will provide for an initial distribution of a portion of the Company's cash promptly after stockholder approval, to be followed by a sale of the business, subsequent distributions to stockholders and the winding up of the Company's business and affairs.

Since the Board of Directors is taking the necessary steps to adopt the Plan, the Board of Directors has accomplished what the Proposal requests. Hence, the Board's approval of the Plan will clearly substantially implement the Proposal and render the Proposal moot. The Company's proxy statement in connection with its 2002 annual meeting will submit the Plan for the approval of the Company's stockholders and further describe for stockholders the background of the Plan, as well as the Board of Directors' reasons for approving the Plan. Inclusion of the Proposal in the proxy statement would be confusing for stockholders and create the anomalous situation of the Proposal requesting the Board of Directors to take certain actions which, in fact, the Board will have already taken in considering and approving the Plan.

The Staff has also relied on such reasoning in certain substantially similar cases to conclude that a registrant could omit a shareholder proposal pursuant to Rule 14a-8(i)(10) of the Act (and its predecessor) because the proposal had been rendered moot by the approval of a plan of merger by the registrant's board of directors. See *Excalibur Technologies Corporation* (May 11 and June 1, 2000); *First Essex Bancorp* (March 7, 1990); and *Charter Medical Corporation* (July 15, 1988). Accordingly, the Company believes that it may omit the Proposal in reliance on Rule 14a-8(i)(10) of the Act.

Pursuant to Rule 14a-8(j)(2) of the Act, enclosed please find five additional copies of this letter and the attachment. A copy of this letter is also being sent via overnight mail to the proponent shareholder. If any member of the Staff would like any further information concerning this matter, he or she should feel free to telephone the undersigned at 212-373-3180.

Very truly yours,

Bart S. Goldstein

Enclosure

cc: **(via Federal Express and facsimile)**

Mr. Gary Sample
224 N. Duke Street
Lancaster, PA 17602

Samson Bitensky, Fab Industries, Inc.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

April 3, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Fab Industries, Inc.
Incoming letter dated February 15, 2002

The proposal recommends that the board initiate and complete the steps necessary to achieve a sale, merger, management buyout or other restructuring to maximize shareholder value.

There appears to be some basis for your view that Fab Industries may exclude the proposal under 14a-8(i)(10). Accordingly, we will not recommend enforcement action to the Commission if Fab Industries omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Keir D. Gumbs
Special Counsel